Exhibit 99.1

B.O.S. Better Online Solutions Ltd.

20 Freiman Street

Rishon Le Zion 75101

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 5, 2017

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held at the Comp any's offices, at 20 Freiman Street, Rishon LeZion, Israel on December 5, 2017 at 4:00 P.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	To re-elect Yosi Lahad, Odelia Levanon, Avidan Zelicovsky, Yuval Viner, David Golan and Ziv Dekel, and to elect Revital Cohen, to serve as directors on the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To approve an increase in the authorized share capital and to amend the Company’s Memorandum of Association and Articles of Association, accordingly.

3.	To approve an increase to the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan.

4.	To approve the compensation and a grant of options for the Company’s directors who are not employees or service providers (except for the Active Chairman).

5.	To approve the 2017-2018 compensation plan for the Active Chairman.

6.	To approve the 2017 compensation plan for the President.

7.	To approve the 2017 compensation plan for the Company's Co-CEO (Yuval Viner).

8.	To approve the 2017 compensation plan for Company's Co-CEO and CFO (Eyal Cohen).

9.	To appoint Fahn Kanne, a member of Grant Thornton, as the Company's Independent Auditors for the year ending December 31, 2017, and for such additional period until the next annual general meeting of shareholders.

10.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2016.

The Board of Directors has fixed the close of business on October 30, 2017 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Proposals 1, 3-6 and 9 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 2 is a special resolution, which requires the affirmative vote of the holders of 75% of the Ordinary Shares present, or represented, and voting thereon at the Meeting. The votes of all shareholders voting on the matter will be counted.

Proposals 7-8 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company.  Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to a certain proposal where such indication is required, then the vote on the applicable item shall not be counted.

The grant of options to the Active Chairman, President, Co-CEO (Yuval Viner) and Co-CEO and CFO (Eyal Cohen) proposed in resolutions 5-8, is subject to the approval of the increase to the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan, proposed for approval in resolution 3.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2016 described in Proposal 10 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

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The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

Position Statements. Shareholders may send the Company position statements on an agenda item in English, no later than November 25, 2017.

By Order of the Board of Directors,

Yosi Lahad,

Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

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B.O.S. Better Online Solutions Ltd.

20 Freiman Street

Rishon Le Zion 75101

Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 5, 2017

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 80.00 nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Freiman Street, Rishon LeZion, Israel on December 5, 2017 at 4:00 P.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.	To re-elect Yosi Lahad, Odelia Levanon, Avidan Zelicovsky, Yuval Viner, David Golan and Ziv Dekel, and to elect Revital Cohen, to serve as directors on the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To approve an increase in the authorized share capital and to amend the Company’s Memorandum of Association and Articles of Association, accordingly.

3.	To approve an increase to the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan.

4.	To approve the compensation and a grant of options for the Company’s directors who are not employees or service providers (except for the Active Chairman).

5.	To approve the 2017-2018 compensation plan for the Active Chairman.

6.	To approve the 2017 compensation plan for the President.

7.	To approve the 2017 compensation plan for the Company's Co-CEO (Yuval Viner).

8.	To approve the 2017 compensation plan for Company's Co-CEO and CFO (Eyal Cohen).

9.	To appoint Fahn Kanne, a member of Grant Thornton, as the Company's Independent Auditors for the year ending December 31, 2017, and for such additional period until the next annual general meeting of shareholders.

10.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2016.

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A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, (but the shareholder did indicate that it does not have a personal interest where required), then in accordance with the recommendations of the Board of Directors. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about November 2, 2017. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on October 30, 2017 are entitled to notice of and to vote at the Meeting. The Company had 3,356,689 Ordinary Shares issued and outstanding on October 15, 2017. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Votes Required.

Proposals 1, 3-6 and 9 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 2 is a special resolution, which requires the affirmative vote of the holders of 75% of the Ordinary Shares present, or represented, and voting thereon at the Meeting. The votes of all shareholders voting on the matter will be counted.

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Proposals 7-8 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company.  Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to a certain proposal where such indication is required, then the vote on the applicable item shall not be counted.

The grant of options to Active Chairman, President, Co-CEO (Yuval Viner) and Co-CEO and CFO (Eyal Cohen) proposed in resolutions 5-8, is subject to the approval of the increase to the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan proposed for approval in resolution 3.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2016 described in Proposal 10 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

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Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

Position Statements. Shareholders may send the Company position statements on an agenda item in English, no later than November 25, 2017.

By Order of the Board of Directors,

Yosi Lahad,

Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

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I.             PRINCIPAL SHAREHOLDERS; EXECUTIVE COMPENSATION

To the best of the Company’s knowledge, as of October 15, 2017, there is no shareholder that is the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares.

Summary Compensation Table

The following table outlines the compensation granted to our most highly compensated office holders during or with respect to the year ended December 31, 2016.

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car and social benefits paid to or earned by each listed executive during the year ended December 31, 2016.

Name	Position	Salary Cost	Bonus	Value of Equity Awards	Other Compensation*	Total
Avidan Zelicovsky	President and head of the Supply Chain division	$223,230	$20,000	$37,650	$6,732	$287,612
Yuval Viner	Co-CEO and head of the RFID and Mobile division	$216,328	$20,000	$35,754	$6,035	$278,117
Eyal Cohen	Co-CEO and CFO	$191,425	$20,000	$29,921	$7,713	$249,059
Uzi Parizat	VP Sales & Marketing, RFID and Mobile Division	$156,285	$10,286	$4,433	$7,600	$178,604
Danny Lavi	VP operation, Supply Chain Division	$85,515	-	$1,108	$12,575	$99,198

*      car expenses.

II.	RESOLUTIONS

1.	ELECTION OF DIRECTORS

At the Meeting, the shareholders are requested to re-elect Yosi Lahad, Odelia Levanon, Avidan Zelicovsky, Yuval Viner, David Golan and Ziv Dekel, and to elect Revital Cohen, to serve as directors on the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

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Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000 provides that a public company with securities listed on the Nasdaq Capital Market and has no controlling shareholder, may elect to be exempt from the requirements under the Israeli Companies Law, to appoint external directors or regarding the composition of the audit and compensation committees. The exemption is available, provided the company satisfies the requirements applicable to domestic US issuers in these matters.

On October 16, 2017 our Board of Directors established that we comply with the requirements applicable to US issuers listed on Nasdaq in connection with a majority of independent directors on the Board of Directors and with the composition of each of the audit committee and compensation committee, and determined to adopt the exemption. Consequently, Mr. David Golan and Ms. Orit Nir Schwartz are no longer classified as external directors under the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). They shall continue to serve on the Board until the expiration of their original term of office (January 8, 2018) or, for Mr. Golan, until such later date, if reelected to the Board at the Company’s upcoming shareholders meeting.

Pursuant to the Company’s Articles of Association, the number of directors in the Company shall be determined from time to time by the annual general meeting, provided that it shall neither be less than four nor more than eleven.

The Israeli Companies Law provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Israeli Companies Law for appointment as a director. All of the proposed nominees have declared to the Company that they comply with such qualifications.

The seven nominees named in this Proposal 1, if elected, shall each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Yosi Lahad (1)	62	Chairman of the Board of Directors
Mr. Yuval Viner (2)	55	Director
Mr. Avidan Zelicovsky (3)	48	Director
Ms. Odelia Levanon (4)	55	Director
Mr. Ziv Dekel(5)	54	Director
Mr. David Golan	77	Director
Ms. Revital Cohen(6)	41	Director

(1)	Mr. Yosi Lahad holds options to purchase 17,375 of the Company's Ordinary Shares, which he received upon his appointment as a director.

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(2)	Mr. Yuval Viner holds 19,127 Ordinary Shares of the Company, of which 16,288 were issued to him pursuant to a private investment consummated on June 2015, and options to purchase 73,750 of the Company's Ordinary Shares, which he received as an officer.

(3)	Mr. Zelicovsky holds options to purchase 70,000 of the Company’s Ordinary Shares, which he received as an officer.

(4)	Ms. Odelia Levanon holds 349 of the Company's Ordinary Shares, which she received as director fees and options to purchase 5,000 of the Company's Ordinary Shares, which she received upon her appointment as a director.

(5)	Mr. Ziv Dekel holds options to purchase 5,000 of the Company's Ordinary Shares, which he received upon his appointment as a director.

(6)	Ms. Revital Cohen holds 55,100 Company Shares, which she purchased on the market.

Mr. Yosi Lahad has joined our Board of Directors on April 13, 2014 and was appointed as Chairman in January 26, 2015. Mr. Lahad has extensive interdisciplinary practical and academic knowledge and vast experience in restructuring processes and strategic alliances. Mr. Lahad has led as CEO or Chairman several technology companies from early stage to growth and led several M&A events in the United States, Israel and China. Mr. Lahad provides strategic and business development services to global companies in a variety of industries including communications, IT, energy, water, Homeland security & robotics. Mr. Lahad serves as an Active Chairman or Board member of several companies such as JPI Group China, a leading strategic planning firm for companies entering the Chinese market, UPO, a provider for innovative analytics of information over Internet, and VPlan, and NextWave Robotics among others. Previously, Mr. Lahad served as the country Managing Director of Tadiran’s operations in China and as a Division VP at ELBIT Systems. Mr. Lahad had been a faculty member/Adjunct Professor lecturing on strategy of emerging companies and innovation at the   Interdisciplinary Center (a joint program with Wharton school of business at University of Pennsylvania) and at Tel-Aviv University from 2005. Mr. Lahad holds a BSc. in engineering from the Technion, an MSc. in engineering from the University of Texas (UTA) and an MBA from Tel Aviv University.

Mr. Yuval Viner was appointed as the Company acting CEO on October 20, 2009, as CEO on March 17, 2010 and joined our Board of Directors on June 29, 2015. Mr. Viner joined the Company as part of its acquisition of the assets of Dimex Systems (1988) Ltd. in March 2008, and since then has also served as the head of our RFID and Mobile Solutions division. Mr. Viner joined Dimex Systems (1988) Ltd. in 1993 and was appointed as Dimex System’s CEO in 2000. Mr. Viner is a graduate of the Practical Engineering Academy of Tel Aviv.

Mr. Avidan Zelicovsky was appointed as the Company acting president in October 20, 2009, as president on March 17, 2010 and joined our Board of Directors on June 29, 2015. From November 2004, following the acquisition of Odem by BOS, Mr. Zelicovsky served as the head of our Supply Chain Solutions division. Mr. Zelicovsky first joined Odem in 1996. Mr. Zelicovsky holds a B.A. in Business Administration from the Tel Aviv College of Management and an LL.M. from Bar-Ilan University.

Ms. Odelia Levanon joined our Board of Directors in November 2015. Ms. Levanon served as the Chief Information Officer of Irani Group, a leading Israeli importer and wholesaler of fashion brands from 2014 to September 2017. Ms. Levanon has served as the Chief Executive Officer of a venture capital fund, from 2012 to 2014 and as the Chief Information Officer and head of the technology division of Mega retail from 2000 to 2012. She also serves as a board member of the Old Jaffa Development Company Ltd. and has served as a member of the Board of You – loyalty club from 2008 to 2012. Since 2016, Ms. Levanon is a lecturer on management in the field of information systems in the Israel Academic College in Ramat Gan. Ms. Levanon holds an M.Sc. in Computer Sciences and a B.Sc. in Mathematics and Computer Sciences, both from Tel Aviv University.

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Mr. Ziv Dekel joined our Board of Directors on June 29, 2015. Mr. Dekel has over 25 years of management and strategic counseling experience. Since 2010, Mr. Dekel provides strategic advisory services to various business entities. In 1989, Mr. Dekel joined Shaldor Strategy Counseling as an analyst, and from 2002 through 2010 served as Shaldor's CEO and Managing Partner. Mr. Dekel holds a BA in Economics and an MBA, both from Tel-Aviv University.

Mr. David Golan has been an External Director of the Company (within the meaning of the Israeli Companies Law) since February 2009. He currently serves as a director in several companies, both public and private. Previously, until 2002, he served as an Executive Director of a group of companies in the Rad-Bynet group. In the years 1998-2000 he served as President of the Zeevi Investments group. Between 1997-1998, Mr. Golan served as President of Clal Trading Ltd. and between 1992-1997 he served as a Vice President in Clal Trading Ltd. Between the years 1988-1992, Mr. Golan served as managing director of Gal Industries Ltd. Mr. Golan holds a bachelor’s degree in Economics and Statistics from the Hebrew University, an MBA from New York University and took part in a senior management course in IMD Lausaunne.

Ms. Revital Cohen in a new nominee to our Board of Directors. Since 2011, Ms. Cohen has been a consultant to companies in various fields such as business planning, finance, IT and human resources. Prior to 2011, Ms. Cohen was a senior consultant with Step Economic Consutling Ltd. Ms. Cohen holds a bachelor’s degree in Sociology and Education, and master’s degree in Organizational Studies from the Hebrew University in Jerusalem. Ms. Cohen is a sister-in-law of Mr. Eyal Cohen, the Company’s Co-CEO and CFO.

Compensation of Directors and Officers

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2016:

	Salaries, Directors' fees, Service fees, Commissions and Bonus	Pension, Retirement and Similar benefits
All directors and officers as a group (then 9 persons)	$835,000	$98,000

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to re-elect Yosi Lahad, Odelia Levanon, Avidan Zelicovsky, Yuval Viner, David Golan and Ziv Dekel, and to elect Revital Cohen, to serve as directors on the Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.”

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Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

2.	INCREASE OF SHARE CAPITAL

Currently, the authorized share capital of the Company is NIS 320,000,000 consisting of 4,000,000 Ordinary Shares NIS 80.00 nominal value per share, of which 3,356,689 are outstanding. In addition, 239,125 Ordinary Shares are reserved for issuance pursuant to options granted under the Company's 2003 Share Option Plan. As a result the Company has 404,186 Ordinary Shares available for future issuances.

At the meeting of the Board of Directors held on October 16, 2017, the Board members approved an increase of the authorized share capital of the Company by additional 500,000 shares, so that immediately following such increase the total authorized share capital of the Company would be NIS 360,000,000, consisting of 4,500,000 Ordinary Shares, NIS 80.00 nominal value per share.

The increase in authorized share capital would allow the Company to meet its future business needs as they arise. These purposes could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share dividends, and other bona fide corporate purposes.

Since January 2017 until the date of this proxy statement, the Company issued 354,096 Ordinary Shares in financing transactions, which generated gross proceeds of $627,972. On May 8, 2017, the Company entered into a Standby Equity Distribution Agreement (“SEDA”), with YA Global Master SPV Ltd. (“YA”) for the sale of up to $2,000,000, of its Ordinary Shares to YA. In connection with the SEDA, the Company granted to YA as a commitment fee 67,307 Ordinary shares.

The Company intends to engage in additional equity financings in the future, subject to market conditions, and to consider acquisitions and other transactions pursuant to which Ordinary Shares would be issued as such opportunities arise.

The additional authorized Ordinary Shares would have rights identical to the Company’s Ordinary Shares currently outstanding. Approval of the proposed increase in the number of authorized Ordinary Shares and any issuance of Ordinary Shares would not affect the rights of existing holders of the Company’s Ordinary Shares, except for the effects incidental to increasing the outstanding number of Ordinary Shares, such as dilution of earnings per share, if any, and voting rights of existing holders of Ordinary Shares.

If authorized, the additional Ordinary Shares may be issued with approval of the Board of Directors but without further approval of shareholders, unless shareholder approval is required by applicable law, rule or regulation. Our ordinary shareholders do not have preemptive rights with respect to future issuances of Ordinary Shares. Thus, should the Board of Directors elect to issue additional Ordinary Shares, the Company’s existing shareholders will not have any preferential rights to purchase such shares and such issuance could have a dilutive effect on the voting power and percentage ownership of these shareholders.

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The Board recommends that at the Meeting, the shareholders approve an increase of the authorized share capital of the Company by an additional NIS 40,000,000, comprised of 500,000 Ordinary Shares, NIS 80.00 nominal value per share.

Following the proposed increase in the authorized share capital, the total authorized share capital of the Company would be NIS 360,000,000, consisting of 4,500,000 Ordinary Shares, NIS 80.00 nominal value per share.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve an increase of 500,000 Ordinary Shares in the Company's authorized share capital, following which the Company's authorized share capital shall be NIS 360,000,000, divided into 4,500,000 Ordinary Shares, nominal value NIS 80.00 per Share. Concurrently with the share capital increase, it is hereby resolved to amend article 4.1 of the Company’s Articles of Association and section 4 of the Company’s Memorandum of Association, to reflect the share capital increase effected.”

Vote Required

The affirmative vote of the holders of 75% of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the foregoing resolution.

3.	INCREASE OF THE OPTION POOL

 Under the 2003 Israeli Share Option Plan, employees, directors, consultants and service providers of the Company or its subsidiaries may be offered an opportunity to acquire Ordinary Shares of the Company. The Board of Directors has approved (subject to Shareholder approval) to increase the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan, by 125,000 to a total of 500,000. This 2003 Plan is the only active plan from which options are being granted. As of October 15, 2017, the total number of options reserved under the 2003 Plan is 375,000, of which only 67,183 options are available for future grants. The increase is required also to allow for the grant of options to the Directors, Active Chairman, President, Co-CEO (Yuval Viner) and Co-CEO and CFO (Eyal Cohen) proposed in resolutions 5-8 below. Following the increase and assuming the grant of the options proposed to be granted immediately following the Meeting (i.e. to members of the management and to Mr. David Golan), the Company shall have an amount of 127,183 options available for future grants under its 2003 Israeli Share Option Plan.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve an increase of the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan, by 125,000 to a total of 500,000.”

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Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

4.	COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS (EXCLUDING THE ACTIVE CHAIRMAN)

Our Compensation Committee and Board of Directors have approved compensation and a one-time grant of options for directors, who are not employees or service providers of the Company (excluding the Active Chairman), as shall be elected from time to time, as follows:

●	Annual compensation in a total amount of NIS 29,270 (approximately $8,360) shall be paid in cash on a quarterly basis and an additional NIS 2,175 (approximately $620) for each Board and Board committee meeting attended (or 60% of the attendance fee for a Board meeting held via teleconference or 50% of such fee for a meeting held without convening).

●	Grant of 7,500 options to purchase Ordinary Shares. The Options shall be granted to those directors elected or re-elected by the shareholders, provided three years have lapsed since the previous grant of options to such director, and to future directors elected for the first time to the Board of Directors. The Grant Date will be the date of approval of appointment or reappointment of the director by the shareholders meeting.

The options shall be granted pursuant to the Company's 2003 Share Options Plan and have the following terms:

●	Exercise price: the weighted average closing price of the Ordinary Shares on the NASDAQ during the 20 trading days preceding the Grant Date.

●	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the Grant Date, provided that the director is still serving on the Company’s Board of Directors at the applicable vesting date.

●	The options shall expire on the fifth anniversary of the Grant Date.

●	Payment of the exercise price must be made in full upon exercise of the options, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the Ordinary Shares being acquired upon exercise of options, or by any combination of the foregoing.

●	The options are exercisable only by the director, and may not be assigned or transferred except following approval of the Company’s Audit Committee or Compensation Committee, as applicable, by will or by the laws of descent and distribution. The options shall be exercisable during the term the director holds office (up to five years) or within 60 days following termination of this position, with certain exceptions in the case of the death or disability.

The proposed compensation complies with the Company’s existing Compensation Policy.

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The proposed grant of options complies with the limits on equity grants to the Company's officers and directors, as set in the Company' existing Compensation Policy.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the compensation and one-time grant of options for non-employee directors (excluding the Active Chairman), as described in this Proxy Statement”.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

5.	2017-2018 COMPENSATION PLAN FOR THE COMPANY'S ACTIVE CHAIRMAN

Shareholders are asked to approve a compensation plan for the Company's Active Chairman, Mr. Yosi Lahad, for the fiscal years 2017 and 2018.

The compensation plan is comprised of an annual payment of NIS 110,000 (approximately $34,300), paid in cash in 2017 (an increase of NIS 10,000 from the payment in 2016) and NIS 120,000 paid in cash in 2018.

In addition, Mr. Lahad shall be granted 25,500 options to purchase Ordinary Shares. The Grant Date will be the approval of the reappointment of Mr. Lahad to the Board of Directors at the shareholders meeting of 2018 (at which time, three years will have lapsed since the previous grant of options to Mr. Lahad). The option terms shall be the same terms as described above for the options granted to Non-Employee Directors (provided that vesting shall be subject to holding the office of Active Chairman on the applicable date). The Active Chairman shall not be entitled to any additional compensation for participation in Board meetings (i.e. attendance fees).

The proposed compensation for the Active Chairman complies with the Company's compensation policy.

The Compensation Committee and the Board of Directors approved the terms of the compensation plan for the Active Chairman described above.

At the Meeting, the Board of Directors proposes that the following resolutions be adopted:

“RESOLVED, to approve the compensation plan for the Active Chairman, as described in this Proxy Statement”.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

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6.	2017 COMPENSATION PLAN AND GRANT OF OPTIONS OF THE PRESIDENT

Shareholders are asked to approve a compensation plan for the Company’s President, Mr. Avidan Zelicovsky, who is also a director of the Company, for the fiscal year 2017. The compensation plan is comprised of a bonus plan and a grant of options, and was approved by the Compensation Committee and the Board of Directors.

With respect to the bonus plan: the Board of Directors believes that structuring the bonus plan on the basis of a combination of the following measurements and targets is most appropriate for the Company for the foreseeable future, as the Company seeks to grow both its revenues and profitability. The following table shows the proposed compensation per target for the President:

Measurement	2017 Target that entitles to a Bonus	Bonus payable upon Achievement

Company's Forecast	Growth in revenues as compared to year 2016, and a net profit of $0.5 million, on a GAAP basis (after reflecting the cost of the bonus).	$10,000
Profit Target in Budget	Meet the Company’s targeted Net GAAP profit in year 2017 (after reflecting the cost of the bonus).	$12,000

In addition, in special circumstances, the Board of Directors may grant the President a bonus irrespective of the achievements of the profit targets, provided such bonus is capped at a one month salary.

As provided in our Compensation Policy, the total annual bonus for the President is capped at five (5) monthly salaries. The Board of Directors may reduce any bonus payable to the President by up to 20%, at its discretion.

Under his existing employment agreement, Mr. Zelicovsky, the President, is entitled to a gross monthly base salary of NIS 44,472 (approximately $12,700) linked to the CPI, plus customary benefits which include, among others, managers' insurance, education fund, car expenses and long-term disability insurance.

The proposed compensation plan for the President described above complies with the Company's current Compensation Policy.

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In addition to the bonus plan, the Shareholders are asked to approve a grant to the President of options to purchase 20,000 of the Company’s Ordinary Shares, under the following terms:

●	Exercise price: the weighted average closing price of the Ordinary Shares on the NASDAQ during the 20 trading days preceding the date of the approval of the proposed grant by the shareholders of the Company.

●	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the date of approval of the grant by Meeting, provided that the President is still holding office with the at the applicable vesting date.

●	The options shall expire on the fifth anniversary of the date of approval by the shareholders of their grant.

The Compensation Committee and the Board of Directors approved the terms of the compensation plan for the President described above.

At the Meeting, the Board of Directors proposes that the following resolutions be adopted:

“RESOLVED, that the bonus plan for the President for fiscal year 2017, as described in this Proxy Statement, be approved in all respects”; and further

“RESOLVED, to approve the grant to the President of options to purchase 20,000 Ordinary Shares of the Company, in accordance with the terms described in this Proxy Statement”.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

7.	2017 COMPENSATION PLAN AND GRANT OF OPTIONS TO THE CO-CHIEF EXECUTIVE OFFICER (MR. YUVAL VINER)

Shareholders are asked to approve a compensation plan for the Company’s Co-Chief Executive Officer, Yuval Viner, for the fiscal year 2017. The Compensation Plan is comprised of a bonus plan and a grant of options, and was approved by the Compensation Committee and the Board of Directors.

With respect to the bonus plan: the Board of Directors believes that structuring the bonus plan on the basis of a combination of the following measurements and targets is most appropriate for the Company for the foreseeable future, as the Company seeks to grow both its revenues and profitability. The following table shows the proposed compensation per each target for the Co-Chief Executive Officer:

Measurement	2017 Target that entitles to a Bonus	Bonus payable upon Achievement

Company's Forecast	Growth in revenues as compared to year 2016, and a net profit of $0.5 million, on a GAAP basis (after reflecting the cost of the bonus).	$10,000
Profit Target in Budget	Meet the Company’s targeted Net GAAP profit in year 2017 (after reflecting the cost of the bonus).	$12,000

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In addition, in special circumstances, the Board may grant the Co-Chief Executive Officer a bonus irrespective of the achievements of the net profit targets, provided such bonus is capped at a one month salary.

As provided in our Compensation Policy, the total annual bonus for the Co-Chief Executive Officer is capped at five (5) monthly salaries. The Board of Directors may reduce any bonus payable to the Co-Chief Executive Officer by up to 20%, at its discretion.

Under his existing employment agreement, Mr. Viner, the Co-Chief Executive Officer, is entitled to a gross monthly base salary of NIS 43,692 (approximately $12,480) linked to the CPI, plus customary benefits which include, among others, managers' insurance, education fund, car expenses and long-term disability insurance.

The proposed compensation plan for the Co-Chief Executive Officer described above complies with the Company's current Compensation Policy.

In addition to the bonus plan, the Shareholders are asked to approve a grant to the Chief Executive Officer of options to purchase 20,000 of the Company’s Ordinary Shares, under the following terms:

●	Exercise price: the weighted average closing price of the Ordinary Shares on the NASDAQ during the 20 trading days preceding the date of the approval of the proposed grant by the Meeting.

●	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the date of approval of the grant by the shareholders of the Company, provided that the Co-Chief Executive Officer is still holding office with the Company at the applicable vesting date.

●	The options shall expire on the fifth anniversary of the date of approval by the Meeting.

The Compensation Committee and the Board of Directors approved the terms of the compensation plan for the Co-Chief Executive Officer described above.

At the Meeting, the Board of Directors proposes that the following resolutions be adopted:

“RESOLVED, that the bonus plan for the Co-Chief Executive Officer (Mr. Viner) for fiscal year 2017, as described in this Proxy Statement, be approved in all respects”; and further

“RESOLVED, to approve the grant to the Co-Chief Executive Officer (Mr. Viner) of options to purchase 20,000 Ordinary Shares of the Company, in accordance with the terms described in this Proxy Statement.”

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Vote Required

Under the Israeli Companies Law, the approval of the above resolutions requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

8.	2017 COMPENSATION PLAN AND GRANT OF OPTIONS OF THE CO-CHIEF EXECUTIVE OFFICER AND CFO (MR. EYAL COHEN)

Shareholders are asked to approve a compensation plan for the Company’s Co-Chief Executive Officer and CFO, Eyal Cohen, for the fiscal year 2017. The Compensation Plan is comprised of a bonus plan and a grant of options, and was approved by the Compensation Committee and the Board of Directors.

With respect to the bonus plan: the Board of Directors believes that structuring the bonus plan on the basis of a combination of the following measurements and targets is most appropriate for the Company for the foreseeable future, as the Company seeks to grow both its revenues and profitability. The following table shows the proposed compensation per each target for the Co-Chief Executive Officer and CFO:

Measurement	2017 Target that entitles to a Bonus	Bonus payable upon Achievement

Company's Forecast	Growth in revenues as compared to year 2016, and a net profit of $0.5 million, on a GAAP basis (after reflecting the cost of the bonus).	$10,000
Profit Target in Budget	Meet the Company’s targeted Net GAAP profit in year 2017 (after reflecting the cost of the bonus).	$12,000

In addition, in special circumstances, the Board may grant the Co-Chief Executive Officer and CFO a bonus irrespective of the achievements of the net profit targets, provided such bonus is capped at a one month salary.

As provided in our Compensation Policy, the total annual bonus for the Co-Chief Executive Officer and CFO is capped at five (5) monthly salaries. The Board of Directors may reduce any bonus payable to the Co-Chief Executive Officer and CFO by up to 20%, at its discretion.

Under his existing employment agreement, Mr. Cohen, the Co-Chief Executive Officer and CFO, is entitled to a gross monthly base salary of NIS 41,387 (approximately $11,820) linked to the CPI, plus customary benefits which include, among others, managers' insurance, education fund, car expenses and long-term disability insurance.

The proposed compensation plan for the Co-CEO and CFO described above complies with the Company's current Compensation Policy.

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In addition to the bonus plan, the Shareholders are asked to approve a grant to the Co-CEO and CFO of options to purchase 20,000 of the Company’s Ordinary Shares, under the following terms:

●	Exercise price: the weighted average closing price of the Ordinary Shares on the NASDAQ during the 20 trading days preceding the date of the approval of the proposed grant by the Meeting.

●	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the date of approval of the grant by the Meeting, provided that the Co-Chief Executive Officer is still holding office with the Company at the applicable vesting date.

●	The options shall expire on the fifth anniversary of the date of approval by the Meeting.

The Compensation Committee and the Board of Directors approved the terms of the compensation plan for the Co-CEO and CFO described above.

At the Meeting, the Board of Directors proposes that the following resolutions be adopted:

“RESOLVED, that the bonus plan for the Co-CEO and CFO (Mr. Cohen) for fiscal year 2017, as described in this Proxy Statement, be approved in all respects”; and further

“RESOLVED, to approve the grant to the Co-CEO and CFO of options to purchase 20,000 Ordinary Shares of the Company, in accordance with the terms described in this Proxy Statement.”

Vote Required

Under the Israeli Companies Law, the approval of the above resolutions requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

9.	APPOINTMENT OF NEW INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders appoint Fahn Kanne, a member of Grant Thornton, as the independent auditors of the Company for the year ending December 31, 2017, and for such additional period, until the next annual general meeting of shareholders.

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Fahn Kanne will replace the current independent auditors of the Company, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International Ltd. (hereinafter “E&Y”). Our audit committee has approved and recommends this replacement.

The reports of E&Y on the financial statements of the Company for the two years ended December 31, 2015 and 2016 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the period January 1, 2015 and to date, there have been no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused them to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such years; or “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

During the Company’s two most recent fiscal years and prior to the date of their engagement, the Company did not consult with Fahn Kanne regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, or (iii) any other matter that was either the subject of a disagreement or a reportable event as set forth in Items 304(a)(1)(iv) and 304(a)(1)(v) of Regulation S-K.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to E&Y during each of 2015 and 2016:

	Year Ended December 31, 2016		Year Ended December 31, 2015
	Amount	Percentage	Amount	Percentage
Audit Fees (1)	$76,000	89%	$76,000	89%
Tax Fees (2)	$4,000	5%	$4,000	5%
All Other Fees (3)	$5,000	6%	$5,000	6%
Total	$85,000	100%	$85,000	100%

(1)	Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions

(3)	Other fees are fees for professional services other than audit or tax related fees.

Audit Committee’s pre-approval policies and procedures:

The Audit Committee is responsible for the oversight of the independent auditors’ work, including the approval of services provided by the independent auditors. These services may include audit, audit-related, tax or other services, as described above. On an annual basis, the audit committee may pre-approve audit and non-audit services to be provided to the Company by its auditors, and set a budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises. Any services pre-approved by the Audit Committee must be permitted by applicable law.

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At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Fahn Kanne be, and they hereby are, appointed as independent auditors of the Company for the year ending December 31, 2017 and for such additional period until the next Annual General Meeting of shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

10.	REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2016 will be presented for review. The Company’s Audited Consolidated Financial Statements were filed by the Company with the U.S. Securities and Exchange Commission on Form 20-F on March 27, 2017, and appear on its website: www.sec.gov as well as on the Company’s website: www.boscorporate.com. These financial statements are not a part of this Proxy Statement. This item will not involve a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law. For a shareholder proposal to be considered for inclusion in the Meeting, we must receive the written proposal in English at our offices no later than November 1, 2017.

By Order of the Board of Directors,

Yosi Lahad,

Chairman of the Board of Directors

October 25, 2017

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